UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

          (Check One)  _ Form 10-K   _ Form 20-F  _ Form 11-K  X  Form 10-Q
          _ Form N-SAR

          For the Period Ended: December 31, 1999
          (  ) Transition Report on Form 10-K
          (  ) Transition Report on Form 20-F
          (  ) Transition report on Form 11-K
          (  ) Transition report on Form 10-Q
          (  ) Transition report on Form N-SAR

          For the Transition Period Ended:

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
          _________________________________________________________________

          PART 1-REGISTRANT INFORMATION

          Far West Group, Inc.
          Full Name of Registrant:

          Former Name if Applicable

          1665 E. 18th Street, Suite 113
          Address of Principal Executive Office (Street and Number)

          Tucson, Arizona 85719
          City, State and Zip Code

          PART II-Rules 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
          (Check box if appropriate)

               (a)   The  reason described in reasonable  detail in PartIII
                     of  this  form   could  not   be   eliminated  without
                     unreasonable effort or expense:

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before
          X          the  fifteenth calendar  day  following the prescribed
                     due   date,  or  the  subject  quarterly  report  of
                     transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          PART III-NARRATIVE

          State below in reasonable detail the reasons why the Form 10-K, 11-k, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

               The Far West Group, Inc. was unable to complete the Form 10QSB within the required time period due primarily to the Company's management, Auditors and attorneys being unable to complete the required documentation and disclosures because of the filing of the second amended Form 10SB filed on May 15, 2000.

          PART IV-OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

                    Dallas Talley            520            740-1119
                       (Name)            (Area Code)   (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the of the Investment Act of 1940 during the preceding 12 months of for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify
          report(s).     X Yes     _ No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included
          in the subject report or portion thereof?      _ Yes   X No

          If so, attach an explanation of the anticipated change, both narravtively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

          _________________________________________________________________


                                 Far West Group, Inc.
                    (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          Date  May 15, 2000

          By      /s/ Dallas Talley
                  President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                 Jackson & Rhodes P. C.
                Certified Public Accountants & Management Consultants
                      8150 North Central Expressway, Suite 1700
                                Dallas, Texas 75206-1883
                                      214-361-7588

          May 15, 2000

          Securities and Exchange Commission
          Washington, D.C.

          Re: Far West Group, Inc.

          Gentlemen:

          As auditors for Far West Group, Inc. this correspondence is intended to confirm the statement contained in Part III of the subject Form relating to the reasons for Far West Group, Inc.'s filing of the Form 12b-25. We and the Company's lawyers have advised the Company to obtain an extension of time to file its Form 10-QSB in order first complete the second amended filing of its Form 10SB. The Company expects to timely file the subject Form 10-QSB during the late period provided by the Form 12b-25.

                                    Sincerely,

                                      /s/ Jackson & Rhodes P. C.

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